Indaba Capital Management LP One Letterman Drive Building D, Suite 700 The Presidio of San Francisco San Francisco, CA 94129 t 415.680.1180 f 415.680.1181

January 28, 2021

Members of the Board of Directors
Benefitfocus, Inc.
100 Benefitfocus Way
Charleston, SC 29492
Attn: Mr. Lanham Napier

Dear Mr. Napier and Members of the Board of Directors,

As you know, Indaba Capital Fund, L.P. (“Indaba”) beneficially owns 2,754,494 shares of common stock of Benefitfocus, Inc. (the “Company” or “Benefitfocus”), or approximately 8.6% of the outstanding shares, and $50,681,000 principal amount of 1.25% convertible senior notes (the “Notes”), or approximately 22.9% of the outstanding issue.

Over the past several weeks, we have tried to work cooperatively and privately with you and other members of the Company’s Board of Directors (the “Board”) to discuss changes that would help maximize shareholder value. We could have come out publicly with a letter at any time to detail our concerns with the Company’s prolonged underperformance and questionable related party transactions. We chose not to pursue this path, however, believing the Board was acting in good faith to come to a negotiated resolution with us that would have enhanced the Board’s independence and skillset. It was therefore deeply troubling that the Company undermined our discussions by unilaterally announcing certain changes to the Board and the Company’s governance. We appreciate that in response to our engagement the Board is making long-overdue corporate governance improvements. However, shareholders deserve more than incremental measures.

There was no urgency to jump the gun on a public announcement, as the Company’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”) and corresponding nomination deadline are months away. We can therefore only conclude that the Company has no desire to work with us and now believes that the half-measures announced this week may buy the Board another year of avoiding more meaningful changes. To the extent you withdrew from our discussions because of the preferred shareholder’s unwillingness to reconsider their voting rights – permitting them to vote with common shareholders and to separately appoint two directors – we strongly suggest you consider your fiduciary obligations to all shareholders, rather than a chosen few.

While we are pleased that the Company accepted our recommendation to declassify the Board and is taking steps to distance itself from Mr. Holland who, as Chairman, participated in and benefitted from problematic related party transactions, we believe these changes fall woefully short on several critical elements. Clearly the market’s negative response to the announcement of these changes confirms that the Company has not satisfied shareholder expectations and more change is warranted.

While we welcome the new independent chairman Doug Dennerline, the circumstances surrounding his appointment raise additional issues. For example, we note that, with Mr. Holland’s announcement to not stand for re-election, no director will be up for election at this year’s Annual Meeting. It certainly appears that the Board is further entrenching itself – in short, demonstrating more of the same self-serving behavior that has gotten us here. The Company also failed to provide specifics with respect to the implementation of the declassification proposal. We hope that the Company will make this proposal the first item of business at the 2021 Annual Meeting and each incumbent director will voluntarily stand for election for a one-year term.

In light of the Board’s recent conduct, we now find it even more important to add shareholder representatives to the Board and form a Finance Committee with a mandate to explore all means to maximize shareholder value. While we continue to believe that the voting rights in the recent convertible preferred deal should be amended, we are prepared to move forward on the terms set forth in the attached revised term sheet.

You have also suggested that our settlement discussions halted because we would not disclose the names of our director candidates. Throughout our discussions, however, we have expressed a willingness to disclose these names subject to an agreement on the number of directors and other basic terms of settlement. To avoid any further debate on this issue, attached to this letter are brief bios of the candidates we contemplated presenting to you at our next discussion. We provide this information with the expectation that the Company will commit to more meaningful change, including forming a Finance Committee to evaluate the Company’s strategy and value maximization opportunities (charter included as addendum).

As we have stated to you in the past, we have long-term interests in Benefitfocus and intend to remain actively engaged with the Company to maximize value for all shareholders. If we cannot arrive at an agreement imminently, however, we will not hesitate to pursue all available recourse, including making our case directly to the Company’s shareholders. Accordingly, if we cannot come to an agreement by Sunday, January 31, 2021, we must reserve all rights with respect to our investment.

Sincerely,

Derek Schrier                                                                                                                                          Alex Lerner
Indaba Capital Management, L.P. Partner

Director Candidate Bios

Ronald P. Mitchell, age 50, is a business executive with 18+ years’ experience leading people and organizations.  Ron has built and managed technology-enabled consumer and enterprise SaaS businesses delivering career education and workforce solutions.  Ron currently serves as the Managing Partner of Low Post Ventures LLC (LPV), a company that has developed, financed and grown many of the most innovative solutions in the EdTech and WorkforceTech ecosystem.  Previously, Ron served as the CEO of Virgil Holdings Inc. (VHI) and its predecessor companies.  VHI is a PE-backed, enterprise SaaS company that owns and operates Hcareers, the leading talent recruitment platform in the hospitality industry and Virgil Careers, a career assessment and analytics platform.   Prior to Virgil, Ron founded and served as CEO of CareerCore Inc.  CareerCore is an enterprise SaaS platform that enables organizations to scale professional development coaching throughout an organization.  Through Virgil and CareerCore, Ron has worked with many of the world’s most prestigious organizations including Marriott, JPMorgan, Omnicom, Southern Company, Visa and Accenture.  Prior to his work in the HR technology space, Ron spent several years as an investment banker and private equity professional, including as a General Partner of Provender Capital Group, LLC, a merchant banking fund making principal investments in media, financial services and specialty retail.  Ron earned his AB from Harvard University and MBA from the Harvard University Graduate School of Business where he served as President of his class. Ron self-identifies as African American.

Daniel J. Hirsch, age 47, has served as Chief Operating Officer and Chief Financial Officer of Cascade Acquisition Corp., a special purpose acquisition company listed on NYSE focusing on acquiring target in financial services sector, since August 2020.  Dan has also served as a principal of KRDH Holdings, LLC, a venture pursuing acquisition, entitlement and development of in-fill multi-family projects in Santa Rosa, CA since July 2018.  Previously, Dan served as a consultant to Farallon Capital Management, L.L.C. (“FCM”), an investment firm that manages capital on behalf of institutions and individuals, from January 2017 to March 2020 and from 2003 to December 2016, Mr. Hirsch held several senior positions at FCM, including Managing Member of the Real Estate Group from 2009 to December 2016, Managing Director from 2007 to 2008 and Legal Counsel from 2003 to 2006. Prior to joining FCM, Mr. Hirsch worked as an associate in the San Francisco office of the law firm Covington & Burling, from 2001 to 2003. In November 2019, Mr. Hirsch joined the board of Broadmark Realty Capital Inc. (“Broadmark”) and is currently chairman of the nominating and corporate governance committee and a member of the compensation committee. Mr. Hirsch previously served as a director of Playa Hotels & Resorts N.V. (“Playa”) from 2010 until March 2020, including serving as the FCM board designee for Playa from January 2017 until March 2020. Mr. Hirsch graduated from Yale Law School with a J.D., and summa cum laude with a Bachelor of Arts in Law, Jurisprudence and Social Thought from Amherst College.

Nicholas K. Pianim, age 53, is a Managing Director at DAG Ventures, a mid-stage venture capital firm with over $1.8 billion under management, which he joined in 2007. He focuses primarily on enterprise software/SaaS, infrastructure, financial technology and security. Prior to joining DAG, Nick was Vice President of Corporate Development at Juniper Networks where he was responsible for acquisitions, commercial transactions and venture investments. Previously, Nick was CEO of iAsiaWorks, a NASDAQ listed datacenter and managed services company, and CFO for Ensemble Communications where he oversaw corporate development. He also worked with Enterprise Partners Venture Capital, and with Morgan Stanley International. Nick has extensive private company board experience having served on the board of nine private portfolio companies. He currently serves as a director on a private Communications Platform company with over $100M in revenue where he leads the compensation committee.  Nick has a B.Sc. in Electrical Engineering from Tufts University, and a MBA from the Stanford Graduate School of Business.  Nick self identifies as African American.